

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2021

Matthew Gline
Chief Executive Officer
Roivant Sciences Ltd.
Suite 1, 3rd Floor
11-12 St. James Square
London SW1Y4LB
United Kingdom

Re: Roivant Sciences, Ltd.
Form S-4, as amended
Exhibit 2.2-2.4, 2.6-2.8, 10.6-10.23, 10.31-10.32
Filed May 14, 2021
File No. 333-256165

Dear Mr. Gline:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance